Exhibit 99.1

Advantage Announces Annual Meeting Voting Results on Election of Directors

(TSX: AAV, NYSE: AAV)

CALGARY, May 25, 2017 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage") is pleased to announce that on May 25, 2017 it held its annual general and special meeting of shareholders (the "Meeting").  A total of 151,241,262 common shares (approximately 81.34% of the outstanding common shares) were represented at the Meeting in person or by proxy.

At the Meeting, shareholders approved the election of six nominees as directors of Advantage to serve until the next annual meeting of shareholders or until their successors are elected or appointed, with the number and percentage of common shares represented at the Meeting voting by way of ballot in favour or withheld from voting for the individual nominees as follows:

	FOR		WITHHELD
	Number	Percentage	Number	Percentage
Jill T. Angevine	142,183,468	99.10%	1,292,696	0.90%
Stephen E. Balog	142,184,600	99.10%	1,291,564	0.90%
Grant B. Fagerheim	141,651,341	98.73%	1,824,823	1.27%
Paul G. Haggis	142,091,577	99.03%	1,384,587	0.97%
Andy J. Mah	142,453,422	99.29%	1,022,742	0.71%
Ronald A. McIntosh	138,948,852	96.84%	4,527,312	3.16%

For complete voting results, please see our Report of Voting Results available on SEDAR at www.sedar.com.

SOURCE Advantage Oil & Gas Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2017/25/c4975.html

%CIK: 0001468079

For further information: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005 or Investor Relations, Toll free: 1-866-393-0393; ADVANTAGE OIL & GAS LTD., 300, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 19:40e 25-MAY-17